Filed by ILG, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934 as amended

Subject Company:

ILG, Inc.

Commission File No.: 001-34062

ILG Combines With Marriott Vacations Worldwide

Updated July 5, 2018

Associate FAQ/U.S.

DO NOT FORWARD OR DISTRIBUTE. FOR INTERNAL USE ONLY.

General Q&A

1.              What are the terms of the transaction?

•                  Marriott Vacations Worldwide will acquire ILG for a combination of cash and stock consideration.

•                  The transaction values ILG at approximately $5.1 billion enterprise value ($4.7B equity value plus $448M net debt) based on Marriott Vacations Worldwide’s closing price of $134 as of April 27, 2018.

•                  Based on the exchange ratio and cash component of the offer, the transaction values ILG stock at $36.93

•                  ILG shareholders will receive $14.75/share in cash and the rest of the consideration in newly issued shares of Marriott Vacations Worldwide (NYSE: VAC) stock (0.165 shares of Marriott Vacations Worldwide for each ILG share).

•                  At closing, ILG shareholders will own approximately 43% of the combined company.

2.              Who will lead the company?

•                  Steve Weisz will be the CEO of the combined company.

•                  John Geller will be the Chief Financial and Administrative Officer of the combined company.

3.              Will any ILG senior leaders stay on with the combined company?

•                  Beyond the CEO and Chief Financial and Administrative Officer, no other senior management decisions have been announced.

4.              Was this the outcome of the strategic review?

•                  After reviewing potential strategic opportunities and engaging in discussions with multiple parties with the advice of skilled advisors, the ILG Board determined that this transaction with Marriott Vacations Worldwide is a great outcome for our shareholders.

•                  We’re in a business where scale matters and even with our already broad presence across many of the most important vacation ownership destinations in the U.S. and Mexico, we realized there is the potential for even greater growth as part of a larger organization

•                  Full background on the transaction will be contained in the proxy to be filed in due course with the SEC.

5.              When do you expect the transaction will close?

•                  We expect that the transaction will close at the end of August, subject to customary regulatory approvals and closing conditions.

6.              How will the new company’s brand and reputation be positioned in the marketplace?

•                  Following the close of the transaction, ILG will be part of Marriott Vacations Worldwide.

•                  The foundation of our business will remain the same, and while our parent company name may change, our properties and services will remain world-class.

7.              Is this a good deal for ILG?

•                  After reviewing potential strategic opportunities and engaging in discussions with multiple parties with the advice of skilled advisors, the ILG Board determined that this transaction with Marriott Vacations Worldwide is a great outcome for our shareholders.

8.              Who is Marriott Vacations Worldwide?

•                  Marriott Vacations Worldwide is a recognized leader and innovator in vacation ownership.

•                  It has a diverse portfolio of high-quality products and more than 65 resorts across the U.S., Caribbean, Europe, Asia and Australia and operates under three brands: Marriott Vacation Club, The Ritz-Carlton Destination Club, and Grand Residences by Marriott.

•                  The company has approximately 12,000 associates.

Associate Q&A

Sample Safe Harbor Messaging

For use with key constituents to acknowledge there’s still much to be thought through

As you can imagine, there is much to sort out as we bring together ILG and Marriott Vacations Worldwide to create a leading integrated vacation experience company.  It’s okay to say, “I don’t know” or “I don’t have that answer” and respond with one of the following:

•                  Our goal is to be as transparent as possible.  We don’t know everything yet but promise to share information as we can.

•                  There will be plenty of important questions that we can’t answer right away, but we are working through the details.

•                  We understand there are decisions to be made that will have meaningful implications for many of you, and our intention is to communicate with you regularly.

•                  Please keep in mind this announcement is just the first step in a process that will take some time before the transaction closes, expected in the second half of 2018.

•                  Associates may also reach out to their local HR resource directly.

•                  We will use the Lead University site to provide updates on the process and have set it up as a platform for associates to pose questions.

1.              What are we doing and why are we doing it?

•                  Marriott Vacations Worldwide will acquire ILG for a combination of cash and stock consideration.

•                  The transaction values ILG at approximately $5.1 billion enterprise value ($4.7B equity value plus $448M net debt) based on Marriott Vacations Worldwide’s closing price of $134 as of April 27, 2018.

•                  Based on the exchange ratio and cash component of the offer, the transaction values ILG stock at $36.93

•                  ILG shareholders will receive $14.75/share in cash and the rest of the consideration in newly issued shares of Marriott Vacations Worldwide (NYSE: VAC) stock (0.165 shares of Marriott Vacations Worldwide for each ILG share).

•                  At closing, ILG shareholders will own approximately 43% of the combined company.

•                  By joining forces, ILG and Marriott Vacations Worldwide will create a leading integrated vacation experience company, with greater scale, a broader network of upper upscale resorts and complementary product portfolios to create even greater experiences for our members and owners.

•                  As strong as we are as an independent company today, we are confident that our combination with Marriott Vacations Worldwide will create tremendous value for ILG owners, members and shareholders.

2.              Why is it better for ILG to be combined with Marriott Vacations Worldwide?

•                  We believe there are great benefits in bringing together several of the worlds most coveted lifestyle vacation ownership brands and our world class exchange and rental companies to create enhanced travel opportunities across the globe.

•                  In addition to the opportunities that it creates for our owners, members and guests, we believe that once again doubling the size of the company creates opportunities for our associates to grow their own career.

•                  Marriott Vacations Worldwide’ leadership team has made it clear that this combination is about more than just our strong branded portfolio of resorts and services — it’s also about talent. We are eager to develop a new vacation ownership platform, and we believe this combination provides us a unique competitive advantage.

How does it benefit or impact me?

3.              How will this transaction impact ILG associates?  Will there be layoffs?

•                  We expect that there will be exciting opportunities for associates of both companies as part of a larger, more diversified global organization. This could mean that an opportunity could arise somewhere in the new organization for you to take the skills and talents you have grown over your career and utilize them in important new ways. What you are doing today could lead to something new tomorrow.

•                  As you read in the press release, as with any combination, there are certain synergies in bringing together two organizations, some positions will be affected as we bring these two companies together.

•                  It is important to note that prior to close (which is expected at the end of August), there are no plans for staff reductions due to the transaction.

•                  As we bring together these two companies and our associates, we will have a process in place to understand talent throughout our organizations and what opportunities are available for ILG associates.

•                  Marriott Vacations Worldwide’ leadership has made clear that they will look to build a team with the best talent from both organizations.

•                  We will handle with great care any impact this has on our associates and their careers.  Treating our colleagues with fairness and respect is of the utmost importance to the leadership of both ILG and Marriott Vacations Worldwide.

•                  We will communicate additional information as we work together to learn more.

4.              What is the plan for integrating the two companies?

•                  The transaction is designed to create a stronger and more competitive company together, leveraging the talent from within both of our organizations to make a positive impact for our members and owners.

•                  We have begun integration planning in anticipation of our close, which is expected at the end of August.

•                  We are also putting a process in place for MVW to get to know our Associates - there will be more information to come on this. In the meantime, take time to think about how to best highlight your background and skills.

•                  While we want to move as quickly as possible, we expect it to take 2 to 3 years for a full integration of all business processes and systems.

5.              How will this impact my salary and benefits?

•                  For one year post close, your cash compensation (base salary and bonus opportunity) will be the same as what you currently have today, with the exception of associates at VSE who will have changes to their 2019 bonus targets as they transition to the new pay structure that we introduced in early 2018. We will also continue with our Sales and Marketing pay and commission plans.

•                  Marriott Vacations Worldwide will evaluate how to best harmonize our pay and benefit programs in the future.

•                  Your current 401(k) account can remain at Charles Schwab through 2018 and you will be able to participate in Marriott Vacations Worldwide’ 401(K) program in the future.

•                  Your holiday and paid time off benefit will not be changing for 2018.

•                  Medical/Dental/Vision/life and disability benefits will be the same, and we will be providing you more information shortly.  There will be no change in 2018.

•                  ILG Associate discount programs and any reservations that have been made (for 12 months post close) will be honored.  Marriott Vacations Worldwide will be exploring opportunities to combine the discount programs in the future.

6.              Can I still expect to receive a merit increase in July?

•                  ILG has undertaken its typical annual review process to consider merit increases and these increases will take effect in July.

7.              How will this impact my current reporting structure?

•                  It will take several months for us to understand where we can achieve the best partnerships.  We will communicate if and when your day-to-day leader should change. There will be no changes pre-close.

8.              Will there be any change to paid time off?

•                  We do not anticipate any changes in 2018.

9.              Will I remain eligible to receive an equity grant from Marriott Vacations Worldwide in 2019?

•                  Over the next several months Marriott Vacations Worldwide will be evaluating how to best harmonize our pay programs.

•                  As a reminder, ILG eligible associates did receive a 2018 equity grant in March.

10.       What happens to my vested and unvested equity?

•                  Your vested equity will rollover approximately 40% into a cash award and approximately 60% into an equity award in Marriott Vacations Worldwide, which is in proportion to the cash and stock mix of the merger consideration.

•                  Your unvested equity will rollover approximately 40% into a cash award and approximately 60% into an equity award in Marriott Vacations Worldwide, which is in proportion to the cash and stock mix of the merger consideration.  That rollover award will remain subject to the same vesting schedule that applies to you today (assuming any performance goals are achieved at target level).

11.       Am I eligible to receive my 2018 bonus that is to be paid in March 2019 under ILG’s Annual Management Incentive Plan?

•                  Based on your performance, you will be eligible to receive your full 2018 bonus at the target amount if you remain employed at the company when the bonus is paid.

•                  If you are terminated earlier without cause or you resign for good reason, you will be entitled to receive a prorated portion of the 2018 bonus.

12.       Will the new combined company recognize my years of service and seniority?

•                  We will recognize your years of service.

•                  Your personal employment details will be carried over.

•                  Your combined years of service will be used to determine benefits such as paid time off, severance, waiting periods for 401k and health and welfare plans.

13.       Will bonus plans remain the same with the new company?

•                  For performance year 2019, Marriott Vacations Worldwide will evaluate bonus plans ensuring that our pay plans are market competitive.

14.       If I receive severance, will it be paid in lump sum or over time?

•                  ILG provides severance benefits over the normal payroll cycles via salary continuation.

15.       If I lose my job as a result of the transaction, will I be offered outplacement assistance?

•                  We believe there will be many opportunities for our associates.

•                  If your position is impacted, you have the commitment of the leadership of both companies that our associates will be treated fairly and respectfully.

•                  More information to come.

16.       What happens to my non-compete and other restrictive covenants?

•                  The terms of your non-compete and other restrictive covenants will transfer to Marriott Vacations Worldwide.

17.       Will I continue to be eligible for severance benefits following the transaction?

•                  Marriott Vacations Worldwide has committed to provide for a period of 12 months post close, your severance payments and benefits at the same levels as if you were an ILG associate.

•                  If you are not aware of your severance benefits, please talk to your local HR resource.

18.       What if I don’t want a position in the new company and one is offered to me?

•                  If a similar position is offered to you and you decline, you would not be entitled to your severance.

19.       How can I apply for jobs in the new combined company?

•                  Marriott Vacations Worldwide will provide access to their job opportunities via their careers website.

•                  You will be able to apply for jobs, and if selected your start date is contingent upon the transaction successfully closing.

•                  You will not begin your new job until post close.

20.       How will Marriott Vacations Worldwide understand my experience and background?

•                  We are asking all above property associates to create a profile that can be provided to Marriott Vacations Worldwide that highlights your background and experiences.

•                  In addition, your leaders are well-prepared to present your qualifications for opportunities within the new company.

21.       Will Marriott Vacations Worldwide make any pre-close employment offers?

•                  If any pre-close offers are made, they would be made contingent on the successful close of the transaction.

22.       Will there be any pre-close position eliminations in anticipation of the transaction?

•                  No, there will be no positions eliminated as a result of the combining of Marriott Vacations Worldwide and ILG prior to the transaction close.

23.       Will all jobs be posted, or will some positions be appointed?

•                  Some positions may be through direct appointment and other jobs impacted by the integration process may be filled through a posting and interview process.

•                  Marriott Vacations Worldwide will be providing more information on the interview process in the future.

What will be different as a result of this announcement?

24.       Do I need to do anything differently because of the planned combination with Marriott Vacations Worldwide?

•                  Each of us should continue to stay focused on delivering exceptional products and services and operating our business successfully.

25.       Can we continue to hire for open positions?

•                  As a general rule, above the property level you should first focus your hiring process on any internal candidates that may be fit for the position.  Prior to closing of the transaction, we will be establishing a review and approval process for outside new hires before the position is filled.

•                  We are not looking to rescind offers that have already been extended.

•                  We should continue to keep the focus on running the business as usual and meeting the needs of our valued customers.

26.       Where will the combined company be headquartered?

•                  Marriott Vacations Worldwide and headquarters will remain in Orlando.

•                  Interval International headquarters will remain in Miami.

27.       What should I do if I am contacted by the media or somebody outside the company about the transaction?

•                  Please refrain from making any comments to the media or any other third party.

•                  If you receive inquiries from media or an outside third party, please refer them to Chris Boesch at chris.boesch@ilg.com.

28.       What can we share with owners, members, and guests about this change?

•                  If you are in a customer facing role, your department leaders received information on how to answer customer questions. We think this is a great combination that will be beneficial for our owners, members and guests. You can speak directly to your Manager for more information.

29.       Will there be roles for the current ILG leadership team?

•                  Over the next several months, Marriott Vacations Worldwide and ILG will evaluate leadership opportunities across the company.

30.       How will this transition impact Call Center and Sales and Marketing associates?

•                  The transaction in the short-term does not change the way we sell or service our products and services. Our sales targets and performance goals for 2018 will not change.

•                  We will maintain our focus on growth through our strong brands, our link to loyalty programs and our world-class service for owners, members, and guests.

31.       Who can I contact if I have questions?

•                  Associates should contact their managers with any additional questions.

•                  You can also reach out to your Director of Human Resources.

•                  Although we may not have all the answers to your questions at this stage, we will keep associates apprised of important developments along the way.

32.       How and when will we hear more information?

•                  As part of our communication plan, we are committed to providing regular updates as they become available.

•                  As we do today, we are committed to ongoing communications at a company-wide level that will provide you with additional details and information along the way.

•                  We’ll use the Lead University site to provide updates on the process and have set up a portal for associates to pose questions.

•                  We’ll also provide updates through email, The Friday Report, and in-person.

33.       Will we change Payroll providers?

•                  Nothing will change for now.

34.       How does this impact resort-level associates?

•                  This combination means great things for our resort teams.

•                  As part of a larger company with an enhanced network of properties and customer reach, our resort associates may find more career opportunities and our resorts and brands will benefit from being part of a stronger, larger organization.

•                  For now, it will be business as usual at our resorts as we continue to provide exceptional service to our valued owners and guests.

PLEASE NOTE: THE QUESTIONS BELOW ARE BEING ADDED TO THE ORIGINAL DOCUMENT, WHICH WAS POSTED ON APRIL 30, AS WE RECEIVE THEM FROM ASSOCIATES.

May 3, 2018

Q:  When unvested equity converts to cash/stock, does the cash portion earn interest during the vesting period?

A:  As tranches vest, cash will be paid to the associate through payroll less applicable taxes and withholdings - no interest is earned.

Q:  The Change in Control Language in the Terms and Conditions of my equity award indicates that in the event I lose my job for good reason within two years of the close of the transaction, my outstanding shares will immediately vest. Is that still the case?

A:  The terms and conditions related to each award still apply. Please refer to your award documents regarding treatment as a result of a change in control.

May 17, 2018

Q:  What happens to an outstanding 401(k) loan balance upon separation from the company?

A:  Loans are required to be paid within 90 days or they are considered a withdrawal and subject to taxes and penalties.

July 5, 2018

Q:  What is the structure of the new organization going to look like?

A:  The design of our new operating model is the first step in determining the structure of the organization, and work is currently underway. Once the operating model has been finalized, attention will shift to designing the appropriate organizational structure. As decisions are made, we will continue to communicate with you.

Q:  What is going to happen to the brands underneath MVW and ILG (e.g., The Ritz-Carlton Destination Club, Sheraton Vacation Club, Westin Vacation Club)?

A:  In the short term, we do not anticipate any changes to the branding. As Steve Weisz said at the town hall on June 14, we are excited about the opportunities to maintain and grow all of the businesses that are part of this transaction.

Q:  What kind of training will be provided to support customer-facing associates?

A:  Training will be provided prior to Day 1 and delivered in the typical way that you currently receive training.

Q:  If I work with contractors as part of my day-to-day job, will I need to renegotiate their contracts as part of the deal?

A:  As part of the integration efforts, business leaders from each company are reviewing existing contractual arrangements with vendors to determine what changes, if any, are required as a result of the transaction.  To the extent changes are identified, these will be coordinated with and supported by each company’s Legal Department. Unless you are requested to assist in communicating with a vendor, your relationship with vendors should continue on a “business as usual” basis.

Q:  What should I do if new vendors are calling because they have heard about the acquisition?

A: Thank them for contacting you and expressing interest in providing services to the combined company and inform them that as we continue to work toward completing our transaction, we are not yet able to engage in discussions with potential vendors regarding post-closing arrangements. Once the transaction closes, we will be better positioned to understand and satisfy the business needs of the combined company moving forward.

Guidelines for Interacting with MVW Associates

•            There should be no coordination of competitive conduct between the two companies.

•            ILG’s associates should not attempt to influence MVW business decisions, and vice versa.

•            No activities or communications should imply that the transaction is completed.

•            Both MVW and ILG must continue to operate as entirely separate companies until the transaction is consummated.

•            All decisions concerning the pre-closing conduct of MVW’s business must be made independently by MVW personnel.

•            Actual implementation of any integration initiatives affecting MVW’s operations must be deferred until after the close of the transaction unless approved by its legal team.

•            As a reminder, it’s important that we all follow the official Integration Team’s lead and conduct all our integration efforts only within the Integration Team structure. Please do not contact or in any way coordinate on integration matters with counterparts at MVW unless you are specifically asked to do so by the Integration Team.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements are any statements other than statements of historical fact, including statements regarding ILG, Inc.’s (the “Company”) and Marriott Vacations Worldwide Corporation’s (“MVW”) expectations, beliefs, hopes, intentions or strategies regarding the future.  Among other things, these forward-looking statements may include statements regarding the proposed combination of the Company and MVW; our beliefs relating to value creation as a result of a potential combination of the Company and MVW; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding the Company’s and MVW’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions, our relationships with the holders of licensed marks, and those additional factors disclosed as risks in other reports filed by us with the Securities and Exchange Commission, including those described in Part I of the Company’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as in MVW’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and in the preliminary joint proxy statement/prospectus included in the registration statement on Form S-4 filed by MVW with the SEC on June 6, 2018, and any amendments thereto.

Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between the Company and MVW, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that the Company’s stockholders may not approve the proposed transactions; the possibility that MVW’s stockholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of the Company and MVW will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the ability to retain key personnel; the availability of financing; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of the Company and MVW described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995.  We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is not intended to and does not constitute an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

IMPORTANT INFORMATION AND WHERE TO FIND IT

The proposed transaction involving the Company and MVW will be submitted to the Company’s stockholders and MVW’s stockholders for their consideration.  In connection with the proposed transaction, MVW prepared a registration statement on Form S-4 that included a preliminary joint proxy statement/prospectus for the stockholders of the Company and MVW and was filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2018, and each will mail the definitive joint proxy statement/prospectus to their respective stockholders and will file other documents regarding  the proposed transaction with the SEC. These preliminary materials are not yet final and will be amended.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that the Company or MVW may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the joint proxy statement/prospectus and other relevant materials and any other documents filed or furnished by the Company or MVW with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from the Company by going to its investor relations page on its corporate web site at www.ilg.com and from MVW by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com.

PARTICIPANTS IN THE SOLICITATION

The Company, MVW, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about the Company’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 1, 2018 and in its definitive proxy statement filed with the SEC on May 7, 2018, and information about MVW’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and in its definitive proxy statement filed with the SEC on April 3, 2018.  These documents are available free of charge from the sources indicated above, and from the Company by going to its investor relations page on its corporate web site at www.ilg.com and from MVW by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is presented in the joint proxy statement/prospectus included in the registration statement on Form S-4 filed by MVW with the SEC on June 6, 2018 and may be included in other relevant materials that the Company and MVW file with the SEC.